Exhibit 99.1

KNOT OFFSHORE PARTNERS LP

EARNINGS RELEASE—INTERIM RESULTS FOR THE PERIOD ENDED DECEMBER 31, 2019

Highlights

For the three months ended December 31, 2019, KNOT Offshore Partners LP (“KNOT Offshore Partners” or the “Partnership”):

•                  Generated total revenues of $70.1 million, operating income of $31.0 million and net income of $23.8 million

•                  Generated Adjusted EBITDA of $53.6 million (1)

•                  Generated distributable cash flow of $26.4 million (1)

•                  Reported a distribution coverage ratio of 1.46 (2)

•                  Fleet operated with 99.7% utilization for scheduled operations and 98.5% utilization taking into account the scheduled drydocking of the Raquel Knutsen, which was offhire for 18 days in the fourth quarter of 2019.

Other events:

•                  On October 4, 2019, Equinor ASA (“Equinor”) exercised its option to extend the time charter of the Bodil Knutsen by one additional year until May 2021.

•                  On October 17, 2019, Eni Trading and Shipping S.p.A. (“Eni”) exercised its option to extend the time charter of the Torill Knutsen by one additional year until November 2020.

•                  On February 13, 2020, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2019 to all common unitholders of record on January 31, 2020. On February 13, 2020, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2019 in an aggregate amount equal to $1.8 million.

Financial Results Overview

Total revenues were $70.1 million for the three months ended December 31, 2019 (the “fourth quarter”) compared to $71.0 million for the three months ended September 30, 2019 (the “third quarter”). The decrease was mainly related to reduced earnings from the Raquel Knutsen which was offhire for 18 days in the fourth quarter due to the mobilization to Europe for drydocking. The vessel’s drydocking was accelerated as the charterer elected to take a voyage to Europe.

Vessel operating expenses for the fourth quarter of 2019 were $15.4 million, an increase of $0.4 million from $15.0 million in the third quarter of 2019. The increase was mainly due to higher operating cost on average for the fleet due to periodic purchasing and increased operating activities.

General and administrative expenses were $1.1 million for the fourth quarter compared to $1.2 million in the third quarter.

(1)  EBITDA, Adjusted EBITDA and distributable cash flow are non-GAAP financial measures used by management and external users of the Partnership’s financial statements. Please see Appendix A for definitions of EBITDA, Adjusted EBITDA and distributable cash flow and a reconciliation to net income, the most directly comparable GAAP financial measure.

(2)  Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

Depreciation was $22.6 million for the fourth quarter, an increase of $0.2 from $22.4 million in the third quarter. The increase is mainly due to increased depreciation for the Raquel Knutsen due to its accelerated drydocking.

As a result, operating income for the fourth quarter was $31.0 million compared to $32.4 million in the third quarter.

Interest expense for the fourth quarter was $11.4 million, a decrease of $1.1 from $12.5 million for the third quarter. The decrease was mainly due to lower LIBOR on average for all credit facilities.

Realized and unrealized gain on derivative instruments was $4.2 million in the fourth quarter, compared to a loss of $5.7 million in the third quarter. The unrealized non-cash element of the mark-to-market gain was $4.9 million for the fourth quarter of 2019 compared to a loss of $6.5 million for the third quarter of 2019. Of the unrealized gain for the fourth quarter of 2019, $3.5 million is related to a mark-to-market gain on interest rate swaps due to a decrease in the US swap rate and a gain of $1.4 million related to foreign exchange contracts.

As a result, net income for the fourth quarter of 2019 was $23.8 million compared to $14.1 million for the third quarter of 2019.

Net income of $23.8 million for the fourth quarter of 2019 increased by $15.0 million from net income of $8.8 million for the three months ended December 31, 2018. The operating income of $31.0 million for the fourth quarter of 2019 decreased by $2.0 million compared to operating income of $33.0 million in the fourth quarter of 2018, mainly due to reduced earnings from the Bodil Knutsen due to its reduced daily rate from May 2019 when the vessel began operating under its new time charter option and higher operating cost on average for the fleet. This was partly offset by full earnings from the Ingrid Knutsen which went offhire in the fourth quarter of 2018 due to its scheduled drydocking. Total finance expense for the fourth quarter of 2019 decreased by $16.9 million to $7.3 million compared to finance expense of $24.2 million for the fourth quarter of 2018. The decrease was mainly due to decreased unrealized loss on derivative instruments mainly due to a lower US swap rate.

Distributable cash flow was $26.4 million for the fourth quarter of 2019 compared to $28.0 million for the third quarter of 2019. The decrease in distributable cash flow is mainly due to reduced earnings from the Raquel Knutsen due to its scheduled drydocking and higher operating expenses on average for the fleet. The distribution declared for the fourth quarter of 2019 was $0.52 per common unit, equivalent to an annualized distribution of $2.08.

Operational Review

The Partnership’s vessels operated throughout the fourth quarter of 2019 with 99.7% utilization for scheduled operations and 98.5% utilization taking into account the scheduled drydocking of the Raquel Knutsen.

On October 4, 2019, Equinor exercised its option to extend the time charter of the Bodil Knutsen by one additional year until May 2021. Equinor has three one-year options to extend the time charter until May 2024.

On October 17, 2019, Eni exercised its option to extend the time charter of the Torill Knutsen by one additional year until November 2020. Eni has three one-year options to extend the time charter until November 2023.

The Raquel Knutsen went offhire on December 14, 2019 for the mobilization trip to a shipyard in Portugal in order to complete her planned 5-year special survey drydocking. The Raquel Knutsen went back on charter on March 5, 2020

Financing and Liquidity

As of December 31, 2019, the Partnership had $72.2 million in available liquidity, which consisted of cash and cash equivalents of $43.5 million and $28.7 million of capacity under its revolving credit facilities. The revolving credit facilities mature in August 2021 and September 2023. The Partnership’s total interest-bearing debt outstanding as of December 31, 2019 was $1,002.8 million ($995.4 million net of debt issuance cost). The average margin paid on the Partnership’s outstanding debt during the fourth quarter of 2019 was approximately 2.1% over LIBOR.

As of December 31, 2019, the Partnership had entered into one foreign exchange forward contract, selling a total notional amount of $5.0 million against the NOK at an exchange rate of NOK 9.22 per 1.00 U.S. Dollar. The foreign exchange forward contract is economic hedges for certain vessel operating expenses and general expenses in NOK.

As of December 31, 2019, the Partnership had entered into various interest rate swap agreements for a total notional amount of $561.8 million to hedge against the interest rate risks of its variable rate borrowings. As of December 31, 2019, the Partnership receives interest based on three or six-month LIBOR and pays a weighted average interest rate of 1.87% under its interest rate swap agreements, which have an average maturity of approximately 4.0 years. The Partnership does not apply hedge accounting for derivative instruments, and its financial results are impacted by changes in the market value of such financial instruments.

As of December 31, 2019, the Partnership’s net exposure to floating interest rate fluctuations on its outstanding debt was approximately $397.5 million based on total interest-bearing debt outstanding of $1,002.8 million, less interest rate swaps of $561.8 million and less cash and cash equivalents of $43.5 million. The Partnership’s outstanding interest-bearing debt of $1,002.8 million as of December 31, 2019 is repayable as follows:

(U.S. Dollars in thousands)	Period repayment	Balloon repayment
2020	$85,945	$—
2021	86,545	95,811
2022	71,210	236,509
2023	55,535	202,185
2024	13,873	123,393
2025 and thereafter	1,307	30,500
Total	$314,415	$688,398

Distributions

On February 13, 2020, the Partnership paid a quarterly cash distribution of $0.52 per common unit with respect to the quarter ended December 31, 2019 to all common unitholders of record on January 31, 2020. On February 13, 2020, the Partnership paid a cash distribution to holders of Series A Preferred Units with respect to the quarter ended December 31, 2019 in an aggregate amount equal to $1.8 million.

Outlook

The Partnership’s earnings for the first quarter in 2020 will be affected by the completion of the planned 5-year special survey drydocking of the Raquel Knutsen. The Raquel Knutsen went offhire on December 14, 2019 and was back on charter on March 5, 2020, incurring approximately 82 days of offhire. There are no other planned drydockings in 2020.

As of December 31, 2019, the Partnership’s fleet of sixteen vessels had an average remaining fixed contract duration of 2.8 years. In addition, the charterers of the Partnership’s time charter vessels have options to extend their charters by an additional 4.3 years on average.

In September 2018, Knutsen NYK Offshore Tankers AS, the owner of the Partnership’s general partner (“Knutsen NYK”), entered into new long- term charters with Equinor for two Suezmax DP2 shuttle tanker newbuildings to be constructed by Hyundai Heavy Industries in South Korea with delivery scheduled for the second half of 2020. The vessels are expected to operate in Brazil under time charter contracts with a term of 5 and 7 years fixed period with options for up to 20 years.

In August 2019, Knutsen NYK was awarded one new long-term charter with a subsidiary of Total S.A. The new DP2 shuttle tanker will be built by COSCO shipyard in China, with delivery scheduled for early 2021. The vessel is expected to operate in Brazil under a time charter contract for a maximum 15 year period.

In February 2020, Knutsen NYK entered into new long-term charters with Eni for two LNG fueled shuttle tankers to be constructed by Daewoo Shipbuilding & Marine Engineering Co. Ltd shipyard in Korea with delivery scheduled for mid-2022. The vessels will operate in North Sea under time charter contracts with a term of 5 and 7 years fixed period with options for up to 10 years.

Pursuant to the omnibus agreement the Partnership entered into with Knutsen NYK at the time of its initial public offering, the Partnership has the option to acquire from Knutsen NYK any offshore shuttle tankers that Knutsen NYK acquires or owns that are employed under charters for periods of five or more years.

There can be no assurance that the Partnership will acquire any additional vessels from Knutsen NYK.

The Board believes that demand for existing and, in particular, for newbuild offshore shuttle tankers will continue to be driven over the long term based on the requirement to replace older tonnage in the North Sea and Brazil and further expansion into deep water offshore oil production areas such as in Pre-salt Brazil and the Barents Sea. Although the Partnership’s operations have not yet been impacted by the recent outbreak of the COVID-19 virus (“Coronavirus”) or the recent decline in oil prices, the length and severity of the Coronavirus outbreak and the persistence of a low oil price environment cannot be estimated at this time.  Such developments could affect the number of new offshore projects and the overall outlook for the production of oil, which could eventually and in turn impact the demand and pricing for shuttle tankers.

About KNOT Offshore Partners LP

KNOT Offshore Partners owns operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners owns and operates a fleet of sixteen offshore shuttle tankers with an average age of 6.5 years.

KNOT Offshore Partners is structured as a publicly traded master limited partnership. KNOT Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “KNOP.”

The Partnership plans to host a conference call on Thursday, March 12, 2020 at noon (Eastern Time) to discuss the results for the fourth quarter of 2019, and invites all unitholders and interested parties to listen to the live conference call by choosing from the following options:

•                  By dialing 1-855-209-8259 or 1-412-542-4105, if outside North America.

•                  By accessing the webcast, which will be available for the next seven days on the Partnership’s website: www.knotoffshorepartners.com.

March 11, 2020
KNOT Offshore Partners L.P.
Aberdeen, United Kingdom

Questions should be directed to:
Gary Chapman (+44 7496 170 620)

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended			Year Ended December 31,
(U.S. Dollars in thousands)	December 31, 2019	September 30, 2019	December 31, 2018	2019	2018
Time charter and bareboat revenues (1)	$70,063	$70,983	$70,878	$282,502	$278,191
Loss of hire insurance recoveries	—	—	—	—	450
Other income (2)	18	26	53	59	815
Total revenues	70,081	71,009	70,931	282,561	279,456
Vessel operating expenses	15,401	14,971	14,221	60,129	56,730
Depreciation	22,554	22,430	22,450	89,844	88,756
General and administrative expenses	1,105	1,190	1,289	4,858	5,290
Total operating expenses	39,060	38,591	37,960	154,831	150,776
Operating income	31,021	32,418	32,971	127,730	128,680
Finance income (expense):
Interest income	169	225	247	865	739
Interest expense	(11,433)	(12,459)	(13,364)	(50,735)	(49,956)
Other finance expense	(183)	(258)	(228)	(845)	(1,260)
Realized and unrealized gain (loss) on derivative instruments (3)	4,198	(5,749)	(10,905)	(17,797)	4,039
Net gain (loss) on foreign currency transactions	(5)	(29)	91	(252)	(79)
Total finance expense	(7,254)	(18,270)	(24,159)	(68,764)	(46,517)
Income before income taxes	23,767	14,148	8,812	58,966	82,163
Income tax benefit (expense)	(3)	—	18	(9)	2
Net income	23,764	14,148	8,830	58,957	82,165
Weighted average units outstanding (in thousands of units):
Common units	32,694	32,694	32,694	32,694	32,694
General Partner units	615	615	615	615	615

(1)                                 Time charter revenues for the fourth quarter of 2019, third quarter of 2019 and the fourth quarter of 2018 include a non-cash item of approximately $28,000, $29,000 and $0.9 million, respectively, in reversal of contract liability and asset provision, income recognition of prepaid charter hire and accrued income for the Carmen Knutsen and for the Brasil Knutsen based on the average charter rate for the fixed period.

(2)                                 Other income is mainly related to guarantee income from Knutsen NYK. Pursuant to the omnibus agreement, Knutsen NYK agreed to guarantee the payments of the hire rate that is equal to or greater than the hire rate payable under the initial charters of the Bodil Knutsen and the Windsor Knutsen for a period of five years from the closing date of the Partnership’s initial public offering. In October 2015, the Windsor Knutsen commenced operating under a new Shell time charter. The hire rate for this charter was below the initial charter hire rate and the difference between such hire rate and the initial rate was paid by Knutsen NYK until April 15, 2018.

(3)                                 Realized gains (losses) on derivative instruments relate to amounts the Partnership actually received (paid) to settle derivative instruments, and the unrealized gains (losses) on derivative instruments related to changes in the fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Year Ended December 31
(U.S. Dollars in thousands)	December 31, 2019	September 30, 2019	December 31, 2018	2019	2018
Realized gain (loss):
Interest rate swap contracts	$597	$969	$711	$3,812	$1,180
Foreign exchange forward contracts	(1,282)	(206)	(359)	(2,933)	1,084
Total realized gain (loss):	(685)	763	352	879	2,264
Unrealized gain (loss):
Interest rate swap contracts	3,516	(5,560)	(9,896)	(20,663)	4,428
Foreign exchange forward contracts	1,367	(952)	(1,361)	1,987	(2,653)
Total unrealized gain (loss):	4,883	(6,512)	(11,257)	(18,676)	1,775
Total realized and unrealized gain (loss) on derivative instruments:	$4,198	$(5,749)	$(10,905)	$(17,797)	$4,039

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(U.S. Dollars in thousands)	At December 31, 2019	At December 31, 2018
ASSETS
Current assets:
Cash and cash equivalents	$43,525	$41,712
Amounts due from related parties	2,687	1,141
Inventories	2,292	2,443
Derivative assets	920	4,621
Other current assets	3,386	2,462
Total current assets	52,810	52,379

Long-term assets:
Vessels, net of accumulated depreciation	1,677,488	1,767,080
Right-of-use assets(1)	1,799	—
Intangible assets, net	1,286	1,891
Derivative assets	648	11,667
Accrued income	3,976	3,807
Total Long-term assets	1,685,197	1,784,445
Total assets	$1,738,007	$1,836,824

LIABILITIES AND EQUITY
Current liabilities:
Trade accounts payable	$2,730	$4,800
Accrued expenses	6,617	6,464
Current portion of long-term debt	83,453	106,926
Current lease liabilities(1)	572	—
Current portion of derivative liabilities	910	1,740
Income taxes payable	98	130
Current portion of contract liabilities	1,518	1,518
Prepaid charter	6,892	5,771
Amount due to related parties	1,212	1,070
Total current liabilities	104,002	128,419

Long-term liabilities:
Long-term debt	911,943	970,365
Lease liabilities(1)	1,227	—
Derivative liabilities	5,133	345
Contract liabilities	3,685	5,203
Deferred tax liabilities	357	453
Total long-term liabilities	922,345	976,366
Total liabilities	1,026,347	1,104,785
Commitments and contingencies
Series A Convertible Preferred Units	89,264	89,264
Equity:
Partners’ capital:
Common unitholders	611,241	631,244
General partner interest	11,155	11,531
Total partners’ capital	622,396	642,775
Total liabilities and equity	$1,738,007	$1,836,824

(1)                       In July 2018 the Financial Accounting Standards Board (the “FASB”) issued targeted improvements to the leasing guidance allowing for an optional transition method that allow entities to initially apply the new lease standard and its disclosures at the transition date and recognize as cumulative-effect adjustments to the opening balance of retained earnings. The Partnership adopted the new leasing standard on January 1, 2019.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’ CAPITAL

	Partners’ Capital
(U.S. Dollars in thousands)	Common Units	General Partner Units	Accumulated Other Comprehensive Income (Loss)	Total Partners’ Capital	Series A Convertible Preferred Units
Consolidated balance at December 31, 2016	$511,413	$10,297	$—	$521,710	$—
Net income	61,651	1,160	—	62,811	5,253
Cash distributions	(64,307)	(1,210)	—	(65,517)	(3,453)
Net proceeds from issuance of common units	119,714	1,232	—	120,946	—
Net proceeds from sale of Series A Convertible Preferred Units	—	—	—	—	87,464
Consolidated balance at December 31, 2017	$628,471	$11,479	$—	$639,950	$89,264
Net income	73,581	1,384	—	74,965	7,200
Cash distributions	(70,804)	(1,332)	—	(72,136)	(7,200)
Net proceeds from issuance of common units	(4)	—	—	(4)	—
Consolidated balance at December 31, 2018	631,244	11,531	—	642,775	89,264
Net income	50,801	956	—	51,757	7,200
Cash distributions	(70,804)	(1,332)	—	(72,136)	(7,200)
Consolidated balance at December 31, 2019	$611,241	11,155	—	622,396	89,264

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,
(U.S. Dollars in thousands)	2019	2018
OPERATING ACTIVITIES
Net income	$58,957	$82,165
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	89,844	88,756
Amortization of contract intangibles / liabilities	(912)	(912)
Amortization of deferred revenue	—	(1,056)
Amortization of deferred debt issuance cost	2,617	3,188
Drydocking expenditure	(252)	(12,421)
Income tax expense	9	(2)
Income taxes paid	(132)	(190)
Unrealized (gain) loss on derivative instruments	18,676	(2,076)
Unrealized (gain) loss on foreign currency transactions	44	45
Changes in operating assets and liabilities:
Decrease (increase) in amounts due from related parties	(1,547)	(49)
Decrease (increase) in inventories	152	55
Decrease (increase) in other current assets	(912)	3,256
Decrease (increase) in accrued revenue	(168)	(2,114)
Increase (decrease) in trade accounts payable	(2,100)	(1,297)
Increase (decrease) in accrued expenses	153	(1,052)
Increase (decrease) prepaid charter	1,121	(3,154)
Increase (decrease) in amounts due to related parties	142	(4,496)
Net cash provided by operating activities	165,692	148,646

INVESTING ACTIVITIES
Disposals (additions) to vessel and equipment	—	(117)
Acquisition of Anna Knutsen (net of cash acquired)	—	(15,376)
Net cash (used in) investing activities	—	(15,493)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	497,779
Repayment of long-term debt	(84,534)	(527,979)
Repayment of long-term debt from related parties	—	(22,535)
Payment of debt issuance cost	21	(5,301)
Cash distributions	(79,336)	(79,336)
Net proceeds from issuance of common units	—	(4)
Net cash (used in) financing activities	(163,849)	(137,376)
Effect of exchange rate changes on cash	(30)	(169)
Net increase (decrease) in cash and cash equivalents	1,813	(4,392)
Cash and cash equivalents at the beginning of the period	41,712	46,104
Cash and cash equivalents at the end of the period	$43,525	$41,712

APPENDIX A—RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

Distributable cash flow represents net income adjusted for depreciation, unrealized gains and losses from derivatives, unrealized foreign exchange gains and losses, distributions on the Series A Convertible Preferred Units, other non-cash items and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. The Partnership believes distributable cash flow is an important measure of operating performance used by management and investors in publicly-traded partnerships to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to the common unitholders, the Partnership’s general partner and the holder of the incentive distribution rights. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of KNOT Offshore Partners’ performance calculated in accordance with GAAP. The table below reconciles distributable cash flow to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended December 31 2019 (unaudited)	Three Months Ended September 30, 2019 (unaudited)
Net income	$23,764	$14,148
Add:
Depreciation	22,554	22,430
Other non-cash items; amortization of deferred debt issuance cost	647	656
Other non-cash items; accrued income	200	199
Unrealized losses from interest rate derivatives and foreign exchange currency contracts	—	6,512
Less:
Estimated maintenance and replacement capital expenditures (including drydocking reserve)	(13,879)	(13,879)
Distribution to Series A Preferred Units	(1,800)	(1,800)
Other non-cash items; deferred revenue	(228)	(228)
Unrealized gains from interest rate derivatives and foreign exchange currency contracts	(4,883)	—
Distributable cash flow	$26,375	$28,038
Distributions declared	$18,034	$18,034
Distribution coverage ratio (1)	1.46	1.55

(1)                                 Distribution coverage ratio is equal to distributable cash flow divided by distributions declared for the period presented.

EBITDA and Adjusted EBITDA

EBITDA is defined as earnings before interest, depreciation and taxes. Adjusted EBITDA refers to earnings before interest, depreciation, taxes and other financial items (including other finance expenses, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions). EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance and compliance with the financial covenants and restrictions contained in its financing agreements. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess the Partnership’s financial and operating performance. The Partnership believes that EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in its industry that provide EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, taxes and depreciation, as applicable, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including EBITDA and Adjusted EBITDA as financial measures benefits investors in (a) selecting between investing in the Partnership and other investment alternatives and (b) monitoring the Partnership’s ongoing financial and operational strength in assessing whether to continue to hold common units. EBITDA and Adjusted EBITDA are non-GAAP financial measures and should not be considered as alternatives to net income or any other indicator of Partnership performance calculated in accordance with GAAP.

The table below reconciles EBITDA and Adjusted EBITDA to net income, the most directly comparable GAAP measure.

(U.S. Dollars in thousands)	Three Months Ended December 31, 2019 (unaudited)	Three Months Ended September 30, 2019 (unaudited)
Net income	$23,764	$14,148
Interest income	(169)	(225)
Interest expense	11,433	12,459
Depreciation	22,554	22,430
Income tax expense	3	—
EBITDA	57,585	48,812
Other financial items (a)	(4,010)	6,036
Adjusted EBITDA	$53,575	$54,848

(a)                       Other financial items consist of other finance expense, realized and unrealized gain (loss) on derivative instruments and net gain (loss) on foreign currency transactions.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and KNOT Offshore Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond KNOT Offshore Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include statements with respect to, among other things:

•                  market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers;

•                  Knutsen NYK’s and KNOT Offshore Partners’ ability to build shuttle tankers and the timing of the delivery and acceptance of any such vessels by their respective charterers;

•                  forecasts of KNOT Offshore Partners’ ability to make or increase distributions on its common units and to make distributions on its Series A Convertible Preferred Units and the amount of any such distributions;

•                  KNOT Offshore Partners’ ability to integrate and realize the expected benefits from acquisitions;

•                  KNOT Offshore Partners’ anticipated growth strategies;

•                  the effects of a worldwide or regional economic slowdown;

•                  turmoil in the global financial markets;

•                  fluctuations in currencies and interest rates;

•                  fluctuations in the price of oil;

•                  the length and severity of the recent outbreak of Coronavirus, including its impact on our business;

•                  general market conditions, including fluctuations in hire rates and vessel values;

•                  changes in KNOT Offshore Partners’ operating expenses, including drydocking and insurance costs and bunker prices;

•                  KNOT Offshore Partners’ future financial condition or results of operations and future revenues and expenses;

•                  the repayment of debt and settling of any interest rate swaps;

•                  KNOT Offshore Partners’ ability to make additional borrowings and to access debt and equity markets;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  KNOT Offshore Partners’ ability to maintain long-term relationships with major users of shuttle tonnage;

•                  KNOT Offshore Partners’ ability to leverage Knutsen NYK’s relationships and reputation in the shipping industry;

•                  KNOT Offshore Partners’ ability to purchase vessels from Knutsen NYK in the future;

•                  KNOT Offshore Partners’ continued ability to enter into long-term charters, which KNOT Offshore Partners defines as charters of five years or more;

•                  KNOT Offshore Partners’ ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term charter;

•                  the financial condition of KNOT Offshore Partners’ existing or future customers and their ability to fulfill their charter obligations;

•               timely purchases and deliveries of newbuilds;

•                  future purchase prices of newbuilds and secondhand vessels;

•                  any impairment of the value of KNOT Offshore Partners’ vessels;

•                  KNOT Offshore Partners’ ability to compete successfully for future chartering and newbuild opportunities;

•                  acceptance of a vessel by its charterer;

•                  termination dates and extensions of charters;

•                  the expected cost of, and KNOT Offshore Partners’ ability to, comply with governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to KNOT Offshore Partners’ business, including the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020;

•                  availability of skilled labor, vessel crews and management;

•                  KNOT Offshore Partners’ general and administrative expenses and its fees and expenses payable under the technical management agreements, the management and administration agreements and the administrative services agreement;

•                  the anticipated taxation of KNOT Offshore Partners and distributions to its unitholders;

•                  estimated future maintenance and replacement capital expenditures;

•                  Marshall Islands economic substance requirements;

•                  KNOT Offshore Partners’ ability to retain key employees;

•                  customers’ increasing emphasis on environmental and safety concerns;

•                  potential liability from any pending or future litigation;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  future sales of KNOT Offshore Partners’ securities in the public market;

•                  KNOT Offshore Partners’ business strategy and other plans and objectives for future operations; and

•                  other factors listed from time to time in the reports and other documents that KNOT Offshore Partners files with the U.S Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2018 and subsequent annual reports on Form 20-F and reports on Form 6-K.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for KNOT Offshore Partners to predict all of these factors. Further, KNOT Offshore Partners cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. KNOT Offshore Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in KNOT Offshore Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.